Animas Resources Reports Assay Results

from Toro-Gregorio Gold Target

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Dec. 17, 2009) - Animas Resources (TSX VENTURE:ANI - News) is pleased to report that of the 13 drill holes planned to test the extensive Toro - Gregorio sediment hosted gold target, seven are complete. Three angle holes were drilled to the southwest and four angle holes were drilled to the northeast which tested the target on roughly 300 meter spacing. All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought. Three of the seven holes penetrate into a high temperature hornfels altered package of sediments below a near-horizontal fault. There is important evidence that both the early hornfels units and the overlaying more weakly altered sediments are mineralized, yet there is strong evidence that there is post mineral movement along the fault. Several ages of precious metal mineralization are being documented.

Drill hole ARTG-003 encountered 9.6 meters of 5.5 grams per tonne gold extending under the San Ignacio historic pit in decalcified host rocks.

Drill hole ARTG-004 intercepted a long interval of decalcified sediments and while anomalous in the trace elements common in gold systems, the zone is not well mineralized in gold. Drill hole ARTG-007 has a 21 meter intercept grading 1.2 grams per tonne. We remain encouraged that the scale of the alteration and decalcification is large within the Toro - Gregorio area, our wide spaced drilling has yet to find the center of a system.

Summary of drill hole intercept of greater than 0.100 gpt over more than 2 meters:

Hole	Interval meters	Thickness meters	Average Grade grams/tonne

	Toro-Gregorio

ARTG-001	192.65-195.60	2.95	0.124
	325.50-332.45	6.95	0.312
	475.95-479.55	3.60	0.636

ARTG-002	0-6.10	6.10	2.390
	256.75-263.00	6.25	0.702
	430.50-435.30	4.80	0.271

Summary of drill hole intercept of greater than 0.100 gpt over more than 2 meters:

Hole	Interval meters	Thickness meters	Average Grade grams/tonne

ARTG-003	32.85-42.45	9.60	5.450

ARTG-004	119.45-122.45	3.00	0.219
	145.95-167.35	21.40	0.214
	189.50-216.35	26.85	0.221
	228.95-231.00	2.15	0.306
	240.85-258.80	17.95	0.184
	267.80-284.10	16.30	0.494
	352.05-354.75	2.70	2.230

ARTG-005		No intervals

ARTG-006	546.70-549.75	2.55	0.149

ARTG-007	203.05-205.60	2.55	0.257
	250.00-254.20	4.20	2.077
	268.25-269.30	2.55	0.280
	430.20-433.20	3.00	0.224
	441.00-462.15	21.12	1.224

The following stratiform results for holes ARTG 003 and ARTG 004 show the geology, structure, iron-oxide, sulphide, decalcification, RQD, gold, Ag, As, Sb, Pb, Zn.

To view the stratiform results, please click on the following link: http://media3.marketwire.com/docs/strati.pdf

Drilling on the conceptual targets on the stand alone targets Escondida, Pirinola, Endina, Tigre and the SAG continues. The second drill should finish its work by the end of 2009 and the results from all the drilling can be reviewed and unutilized early in 2010.

To view the 2009 Drilling Program map, please click on the following link: http://media3.marketwire.com/docs/2009drill.pdf

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

www.animasresources.com